PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2008)
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-143812

PROSPECTUS SUPPLEMENT NO. 8

QPC LASERS, INC.

Up to 17,355,379 Shares of Common Stock

This Prospectus Supplement No. 8 supplements the prospectus (“Prospectus”) dated April 4, 2008 of QPC Lasers, Inc. (referred to herein as the “Company,” “we”, “our” or “us”), which was contained in our Post Effective Amendment on Form S-1/A to our Registration Statement on Form SB-2 (File No. 333-143812)).

The information contained herein modifies and supersedes, in part, the information in the Prospectus. This Prospectus Supplement No. 8 should be read in conjunction with the Prospectus and the prior supplements to the Prospectus.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “QPCI.” On November 12, 2008, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $0.007.

An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Additional Risk Factors” below; see also “Updated Risk Factors” beginning on page 14 of Supplement No. 3 and “Additional Risk Factors” on page 2 of Supplement No. 4 and Supplement No. 6.

Please read our Prospectus and the supplements to the Prospectus carefully. It describes our company as well as our products, technology, financial condition and operating performance. All of this information is important to enable you to make an informed investment decision.

You should rely only upon the information contained or incorporated by reference in our Prospectus to make your investment decision. We have not authorized anyone to provide you with different or additional information. The selling security holders are not offering these shares in any state where such offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date set forth below.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is November 13, 2008.

RECENT DEVELOPMENTS

You should carefully consider the following risk factors, the other information included herein and the information included in our other reports and filings, including the risks described under the “Updated Risk Factors” section beginning on page 14 of Prospectus Supplement No. 3 and “Additional Risk Factors” on page 2 of Prospectus Supplement No. 4 and Prospectus Supplement No. 6. Our business, financial condition, and the trading price of our common stock could be adversely affected by these and other risks.

ADDITIONAL RISK FACTORS

In light of our inability to raise additional cash, we have concluded that the Company will file for protection under Chapter 11 or Chapter 7 of the federal bankruptcy laws within the next several days.  As previously reported, we are suffering from a severe lack of cash and both us and our wholly owned subsidiary, Quintessence Photonics Corporation ("Quintessence"), are in default on various debt obligations, including Quintessence’s obligations under that certain Secured Promissory Note, dated September 18, 2006, as amended by that certain Second Secured Promissory Note Extension Agreement, dated August 20, 2008 (as amended, the “Finisar Note”), issued by Quintessence in favor of Finisar Corporation (“Finisar”).

Finisar had requested that the collateral be made available for collection on November 7, 2008, but as of November 12, 2008 Finisar had not foreclosed. Although there is at present no guarantee that agreement will be reached, we are currently discussing with Finisar terms upon which Finisar will agree to forebear on its collection efforts on the collateral securing the Finisar Note in order to facilitate a possible sale through Chapter 11 of the federal bankruptcy law.

In view of these facts, we have concluded that the Company will file for protection under Chapter 11 or Chapter 7 of the federal bankruptcy laws within the next several days. Based on the current outstanding debt of the Company and Quintessence in the approximate amount of $26,374,000, we anticipate that our outstanding shares of common stock would not have any value following a bankruptcy filing.

Due to our lack of cash, we will not be able to file a Form 10-Q for the quarterly period ended September 30, 2008. As a result, the Prospectus will no longer be current and shares may not be sold thereunder after November 14, 2008 because the financial statements presented in the Prospectus, as supplemented, will no longer comply with the requirements of Regulation S-X and we will be delinquent in our SEC reporting obligations.